TECHNIS, INC.
924 Lexington Avenue
Suite 155
New York, NY 10021
(212) 537-6058
October 12, 2011

Larry Spirgel, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Technis, Inc.
File No. 333-171548

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Technis, Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-1 (File No. 333-171548), as amended, to October 12, 2011 at 5:00 p.m. Eastern Time, or as soon as possible thereafter.

Technis, Inc. hereby acknowledges the following:

1)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any questions arise please contact Roger L. Fidler, counsel to the Company, at (973) 949-4193.

Respectfully requested,

/s/ Jack Kaye
Jack Kaye
President